Exhibit 99.1

MDJM LTD

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: MDJH)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of MDJM LTD (the “Company”) will be held on 20 December 2024, at 10:00 am Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, for the following purposes:

1	To re-elect Siping XU as a director of the Company to hold office until the next annual general meeting;
2	To re-elect Yuan GONG as a director of the Company to hold office until the next annual general meeting;
3	To re-elect Zhenlei HU as a director of the Company to hold office until the next annual general meeting;
4	To re-elect Liding SUN as a director of the Company to hold office until the next annual general meeting;
5	To re-elect Wei GUAN as a director of the Company to hold office until the next annual general meeting; and
6	To ratify the re-appointment of RBSM LLP as the Company’s independent registered public accounting firm for the year ending 31 December 2024; and
7	To appoint Quality Law Services Ltd. as the Company’s legal counsel in respect of the Cayman Islands laws.

The board of directors of the Company (“Board of Directors”) has fixed the close of business on 4 November 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Subject to the provisions of the memorandum and articles of association (as amended) of the Company and to any restrictions imposed on any shares, only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2023 annual report, by submitting a request to ir@mdjmjh.com.

By Order of the Board of Directors,

/s/ Siping Xu
Siping Xu

Chairman of the Board of Directors

4 November 2024

MDJM LTD

ANNUAL GENERAL MEETING OF SHAREHOLDERS

20 DECEMBER 2024

10:00 am Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of MDJM LTD (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on 20 December 2024, at 10:00 am Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on 4 November 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1	To re-elect Siping XU as a director of the Company to hold office until the next annual general meeting;
2	To re-elect Yuan GONG as a director of the Company to hold office until the next annual general meeting;
3	To re-elect Zhenlei HU as a director of the Company to hold office until the next annual general meeting;
4	To re-elect Liding SUN as a director of the Company to hold office until the next annual general meeting;
5	To re-elect Wei GUAN as a director of the Company to hold office until the next annual general meeting;
6	To ratify the re-appointment of RBSM LLP as the Company’s independent registered public accounting firm for the year ending 31 December 2024; and
7	To appoint Quality Law Services Ltd. as the Company’s legal counsel in respect of the Cayman Islands laws.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–7.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended 31 December 2023 (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. If you want to receive a paper or email copy of the Company’s 2023 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@mdjmjh.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 5

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The nominating and corporate governance committee recommends, and the Board of Directors concurs that each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Mr. Siping Xu has been our Chief Executive Officer and Chairman of the Board since January 26, 2018. Mr. Xu has served as the Chairman of the Board of Mingda Jiahe (Tianjin) Stock Co., Ltd. (“Mingda Tianjin”) since September 2015, as the general manager of Mingda Tianjin from September 2002 to August 2015, as a director of MD Local Global Limited (“MD UK”) since October 2020, as a director of Mingda Jiahe Development Investment Co., Ltd since January 2022, and as a director of MD Lokal Global GmbH (“MD German”) since February 2022. From May 1998 to December 2000, Mr. Xu worked in the Finance Department of Tianjin Tenglong Real Estate Co., Ltd. From January 2001 to August 2002, Mr. Xu served as the development manager for Tianjin Jiezuo Real Estate Co., Ltd. Mr. Xu holds a bachelor’s degree in accounting and computer management from Tianjin University, and a Master of Business Administration degree in International Business Management from IPAG Business School.

Mr. Gong Yuan, age 51, has over 15 years of business and managerial experience. Mr. Gong served as the Chief Financial Officer (“CFO”) of Tungray Technologies Inc (Nasdaq: TRSG), an engineer-to-order company providing tooling and customized industrial manufacturing solutions to original equipment manufacturers, from February 2023 to September 2024. Mr. Gong has served as an advisor for Weitian Group, an investor relations consultancy firm, since December 2020. Previously, he served as the CFO of Guoyi Capital Management Co., Ltd., a fintech company, from January 2018 to September 2020. Before that, he served as a Partner at Jessie International LLC, an investment and financial advisory firm, between March 2008 and December 2017, providing investment and financial advisory services. From December 2009 to December 2011, he served as CFO in China Energy Corp., which is a client of Jessie International Consulting (“Jessie International”). From July 2008 to December 2009, he was the Vice President in Capital Markets for China Integrated Energy, which was also a client of Jessie International. From September 2007 to March 2008, he was the Board Secretary and Director of Investor Relations of Xinyuan Real Estate Co., Ltd. (NYSE: XIN), a real estate developer. Mr. Gong graduated from Peking University in 1997 with a Bachelor of Art degree in English Language and from the University of Delaware in 2003 with an MBA. He is a Chartered Financial Analyst.

Mr. Zhenlei Hu has served as our independent director since January 2020. Mr. Hu has served as an audit partner at ShineWing Certified Public Accountants Co., Ltd. Tianjin Branch since December 2019. From September 2014 to November 2019, Mr. Hu served as an audit partner at Ruihua Certified Public Accountants Tianjin Branch. From May 2008 to August 2014, Mr. Hu served as an audit partner at Zhongrui Yuehua Certified Public Accountants Tianjin Branch (now part of Ruihua Certified Public Accountants). Mr. Hu received his bachelor’s degree in Auditing from Tianjin University of Finance and Economics in 1995.

Mr. Liding Sun has served as our independent director since May 18, 2018. Mr. Sun has been the director of software development at CoreIp Solutions, a technology solution consulting firm offering technology solutions across multiple industries since January 2011. Mr. Sun holds a Master’s degree and a Bachelor’s degree in Computer Science, both from University of California, Los Angeles.

Mr. Wei Guan has served as our independent director since May 18, 2018. Mr. Guan co-founded Beijing Jingguanxuan Marketing Development Co., Ltd. as one of its shareholders and has served as its deputy managing director since October 2015. From March 1997 to October 2015, Mr. Guan worked for the Boutique Shopping Guide newspaper and its World magazine as an engineer. Mr. Guan received his bachelor’s degree from Capital University of Economics and Business in 1993. Mr. Guan received his postgraduate degree in Regional Economics from the Renmin University of China in 2001. Mr. Guan received his master’s degree in Business Administration from Foreign Economic and Trade University in 2006.

THE BOARD OF DIRECTORS AND THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 6

RATIFICATION

OF

THE RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee recommends, and the Board of Directors concurs, that RBSM LLP be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending 31 December 2024.

In the event that our shareholders fail to ratify the re-appointment, our audit committee will reconsider its selection. Even if the re-appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year, if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE RATIFICATION OF THE RE-APPOINTMENT

OF

RBSM LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDING 31 DECEMBER 2024.

PROPOSAL NO. 7

APPOINTMENT

OF

THE LEGAL COUNSEL OF THE COMPANY IN RESPECT OF THE CAYMAN ISLANDS LAWS

The Board of Directors decided, that Quality Law Services Ltd. be appointed as the Company’s legal counsel in respect of the Cayman Islands laws.

Even if the appointment is confirmed, our Board of Directors in its discretion may appoint a different legal counsel in respect of the Cayman Islands laws at any time during the year, if the Board of Directors believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE APPOINTMENT

OF

THE LEGAL COUNSEL OF THE COMPANY IN RESPECT OF THE CAYMAN ISLANDS LAWS.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

4 November 2024	By order of the Board of Directors

/s/ Siping Xu
Siping Xu

Chairman of the Board of Directors